UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Managerial Analysis of Results Bradesco | Economic and Financial Analysis Report 6 Highlights 3Q26 Press Release ¡E Recurring net income increases by 14.6% y/y ¡E Tight control over expenses and total revenues growing by 8.4% led to a continued improvement in the cost to income ratio ¡E The loan portfolio continues to grow with moderate risk appetite, concentrated on secured loans and lines high risk adjusted return ¡E Non-performing loans showed a slight increase, particularly in lines secured by the Federal Government and John Deere Bank¡¦s ¡E Insurance maintaining ROAE at 22% and claims ratio under control ¡E Transformation continues at an accelerated pace ¡E R$10 billion capital increase completed Consolidated Recurring Net Income R$7.1 bn ¡µ 0.8% q/q ¡µ 14.6% y/y Total Revenue R$38.0 bn ¡µ 1.1% q/q ¡µ 8.4% y/y Bradesco strengthened its balance sheet, made positive progress in its operating performance and increased its net income in 3Q26. In a more challenging economic environment, we made additional fine-tuning adjustments to our credit models, pricing and reduced our exposure to more volatile client clusters. At the same time, our diversified revenue base, including treasury, investment banking, brokerage and custody services, consortia, and insurance operations, combined with rigorous expenses management while maintaining investments in our transformation journey, supported our performance. As a result, we have improved further our cost to income ratio. Looking ahead, we remain cautious and maintain a moderate risk appetite, with a firm commitment to continuing implementing our transformation plan at an accelerated pace. The macroeconomic environment continues to deteriorate, as noted in recent reports released by the Central Bank of Brazil. Interest rates remain high, and the economy is slowing down. The debt service-to-income ratio of individuals is high, and financial conditions are tight for both companies and individuals. Against this challenging macroeconomic backdrop, a slowdown in credit-related revenues is to be expected, with our commercial teams more focused on a cautious credit mix and on expanding non-credit revenue streams. This was the case in 3Q26. Two positive standouts in quarterly growth were fee income and market NII, with strong performance from the structured products trading desks serving clients and ALM management. Regarding the loan portfolio mix, the share of real estate, auto financing, sureties and guarantees, and securities expanded. As a result, there was a further increase in the share of secured loans in our portfolio. Delinquency indicators hinted at a slight increase in 3Q26. Consistent with the trend seen in recent quarters, delinquencies of more than 90 days increased in the MSME segment, particularly in working capital loans backed by Federal Government guarantees. Delinquencies in this product account for almost half of the increase in total delinquencies. In addition, there were seasonal delays in John Deere Bank's operations, which placed pressure on the over90 NPL for individuals. Overall, the macro environment continues to put pressure on delinquency ratios, which encourages us to make further fine-tuning adjustments to models, prices and reduce our exposure to more volatile client clusters. The cost of risk increased slightly in the quarter, as a result of the reassessment of the risk of older vintages. Coverage of Stage 3 movements stood slightly below 100%. Excluding working capital lines backed by the FGI and FGO funds, coverage would have been above 100% in 3Q26 and in every quarter of the year. The net interest income rose during the quarter. Of particular note was market NII ¡V once again reflecting strong risk management and treasury's capacity to drive recurring value ¡V primarily from the client market-risk desk. The client NII also grew, reflecting the expansion of the loan portfolio. Fee and commission income accelerated in 3Q26, with a particular emphasis on card fees, asset management, consortia and capital markets & financial advisory services. Income from insurance sustained ROAE at a healthy 22%. Operating expenses remained controlled, and the claims ratio evolved in line with seasonal patterns for the period. Premiums grew on a quarterly and annual basis. Despite the significant investments we are making in our transformation plan, we have been able to keep tight control over spending. Key cost lines, such as personnel and administrative expenses, increased at a rate below inflation for the period. Our efficiency ratio (cost-to-income ratio) continues to trend downward. We stand firm in our commitment to further enhancing the Organization¡¦s efficiency. We allocated R$4.1 billion in interest on capital to shareholders in 3Q26. We successfully completed our R$10 billion capital increase and have already obtained regulatory approval from the Central Bank of Brazil for the transaction. As a result, our capital ratios have risen and are well above regulatory and management levels. Our transformation plan is moving forward at an accelerated pace. We have made significant progress in the new client segments and all client channels. Regarding MSMEs, we continue to raise deposits and change the way we serve the segment, including greater use of the new App. Our high-net-worth segment, Principal, expanded to 93 offices and crossed the 500 thousand client mark as of September. We have more than 45 million fully digital clients, gained further efficiency in digital sales, and continued to adjust our footprint. On the technology front, we continued to scale our agile operating model by expanding the number of tribes, launched new digital journeys, and increased efficiency through broader adoption of AI. We have increased the amount of tech talents and the number of agentic squads, expanding our capacity for transformation. We remain committed to financing sustainable businesses and supporting our clients in the transition to a greener and more inclusive economy. As of September 2026, we had reached 95.6% of our target of directing R$450 billion to this purpose by the end of 2026. We completed the allocation of R$3.6 billion to sustainable projects under the first Eco Invest Brasil auction. This amount comprises R$500 million in catalytic capital and R$3.1 billion in private resources mobilized for initiatives in energy transition, circular economy, bioeconomy, sanitation and infrastructure. The following information provides detailed insights on our performance in 3Q26, including the results, balance sheet and key performance indicators. Total Net Interest Income ¡µ 2.4% q/q ¡µ 14.2% y/y Fee and Commission Income ¡µ 4.2% q/q ¡µ 3.1% y/y Insurance, Pension Plans and Capitalization Bonds ƒá 8.6% q/q ƒá 2.0% y/y Personnel + Administrative Expenses R$13.1 bn ¡µ 0.2% q/q ¡µ 1.8% y/y Operating Efficiency Ratio 45.4% ƒá 1.1 p.p. q/q ƒá 4.7 p.p. y/y Expanded Loan Portfolio R$1,150 bn ¡µ 1.1% q/q ¡µ 11.1% y/y Individuals ¡µ 1.1% q/q ¡µ 7.4% y/y Companies ¡µ 1.2% q/q ¡µ 14.1% y/y Over 90 days ratio 4.6% ¡µ 0.3 p.p. q/q ¡µ 0.5 p.p. y/y Insurance Group Recurring Net Income R$2.9 bn ƒá 1.9% q/q ¡µ 14.1% y/y ROAE 22.0% ROAE 16.1%* (*) Excludes the capital increase. 7 Recurring Net Income Statement (1) It covers the following effects: (i) payment of the IR/CS (Income Tax/Social Contribution) debt of the years 2014 and 2015 with the benefits brought by Law No. 14,689/2023, (ii) effects of joining the Comprehensive Transaction Program (PTI) and (iii) other tax provisions. Recurring Net Income Movement in the Quarter | R$ Million (1) Tax Expenses, Results derived from investments in controlled companies, Non-Operating Income, Income Tax/Social Contribution and Minority Shares. ROAE Quarterly and Year-to-Date Operating Efficiency Ratio / Risk ¡V Adjusted ER R$ Million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 \\ Net Interest Income 21,372 20,872 18,710 62,296 53,987 2.4 14.2 15.4 Client NII 20,497 20,199 18,611 60,194 53,138 1.5 10.1 13.3 Market NII 875 673 99 2,102 849 30.0 - - \\ Expenses with Expanded Loan Loss Provisions (10,642) (9,985) (8,560) (30,294) (24,344) 6.6 24.3 24.4 \\ NII Net of Provisions 10,730 10,887 10,150 32,002 29,643 (1.4) 5.7 8.0 \\ Client NII Net of Provisions 9,855 10,214 10,051 29,900 28,794 (3.5) (2.0) 3.8 Income from Insurance, Pension Plans and Capitalization Bonds 5,590 6,119 5,706 18,092 16,659 (8.6) (2.0) 8.6 Fee and Commission Income 10,924 10,486 10,592 31,782 30,668 4.2 3.1 3.6 Operating Expenses (16,316) (16,436) (16,488) (48,930) (47,392) (0.7) (1.0) 3.2 Personnel Expenses (7,284) (7,219) (7,126) (21,522) (20,683) 0.9 2.2 4.1 Other Administrative Expenses (5,855) (5,896) (5,778) (17,343) (16,682) (0.7) 1.3 4.0 Other Income / (Operating Expenses) (3,177) (3,321) (3,584) (10,064) (10,027) (4.3) (11.4) 0.4 Tax Expenses (2,134) (2,293) (2,164) (6,795) (6,618) (6.9) (1.4) 2.7 Results derived from investments in controlled companies 153 166 83 392 265 (7.8) 84.3 47.9 \\ Operating Income 8,947 8,929 7,879 26,545 23,225 0.2 13.6 14.3 Non-Operating Income 22 13 (16) 39 58 69.2 - (32.8) Income Tax / Social Contribution (1,734) (1,734) (1,574) (5,229) (4,834) - 10.2 8.2 Non-controlling interests in subsidiaries (126) (158) (84) (385) (313) (20.3) 50.0 23.0 \\ Recurring Net Income 7,109 7,050 6,205 20,970 18,136 0.8 14.6 15.6 Non-Recurring Events - - - (1,781) (62) - - - PTI Adherence / Tax Provisions (1) - - - (1,781) 433 - - - Labor Contingency - - - - (495) - - - Book Net Income 7,109 7,050 6,205 19,189 18,074 0.8 14.6 6.2 Variation % 7,050 298 202 7,109 (728) 71 (529) 438 120 187 Net Income 2Q26 Client NII Market NII Mass-Market Wholesale Income from Insurance Fee and Commission Income Operating Expenses (Personnel + Administrative + Others) Others Net Income 3Q26 Net Interest Income ¡¶ 500 ¡¶ (657) Expanded LLP 15.6 16.2 15.8 15.2 14.7 16.0 15.8 15.8 14.6 14.8 16.1 16.0 3Q25 4Q 1Q26 2Q 3Q Quarterly Year-to-Date Quarterly Excluding the Capital Increase Year-to-Date Excluding the Capital Increase % (1) 50.1 50.1 46.9 46.5 45.4 48.4 47.2 50.7 50.0 49.2 3Q25 4Q 1Q26 2Q 3Q 75.2 75.7 75.5 75.7 76.0 % Quarterly 12-month 12-month risk-adjusted 8 Net Interest Income (1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital. Client NII | R$ Million Expanded Loan Portfolio Mix (%) Change in the Client NII | R$ Million The client NII presented a growth in 3Q26, driven mainly by the increase in average portfolio volume and the positive impact of the calendar. These factors offset the effect of the products/segments mix, which reflects our more moderate appetite in credit origination, prioritizing risk adjusted return. These dynamics reflected in an average gross client margin of 8.9% (reduction of 0.2 p.p. compared to 2Q26 and 0.1 p.p. compared to 3Q25). The net average rate also decreased, with higher cost of risk. Market NII | R$ Billion The market NII maintained its growth trajectory, supported by the efficiency in the ALM and the good performance of the treasury desks. R$ % R$ % R$ % \\ Net Interest Income 21,372 20,872 18,710 62,296 53,987 500 2.4 2,662 14.2 8,309 15.4 \\ Client NII (1) 20,497 20,199 18,611 60,194 53,138 298 1.5 1,886 10.1 7,056 13.3 Average Balance 948,596 922,443 847,275 923,623 830,953 407 2.8 1,540 12.0 4,212 11.2 Gross NIM 8.9% 9.1% 9.0% 8.8% 8.6% (109) 346 2,844 \\ Market NII (2) 875 673 99 2,102 849 202 30.0 776 - 1,253 - R$ Million 3Q26 vs. 2Q26 3Q26 vs. 3Q25 3Q26 2Q26 9M26 vs. 9M25 3Q25 9M26 9M25 20,199 10,214 9,855 10,642 20,497 (9,985) 407 (429) (209) 529 (657) 2Q26 Expenses with Expanded LLP 2Q26 Client NII Net of LLP 2Q26 Average Volume Spread Products / Segment Mix Number of Days Expanded LLP Client NII Net of LLP 3Q26 Expenses with Expanded LLP 3Q26 3Q26 0.9 0.7 0.6 0.1 0.1 3Q25 4Q 1Q26 2Q 3Q Total Client NII Client NII net of Provision 4.5% 4.5% 4.2% 4.8% 4.8% 8.9% 9.0% 9.0% 9.1% 9.1% Net NIM Annualized Gross NIM Annualized 10,214 9,855 10,291 9,831 10,051 18,611 19,119 19,498 20,199 20,497 3Q25 4Q 1Q26 2Q 3Q ƒá 3.5% q/q ƒá 2.0% y/y ƒá 3.5% q/q (359) ¡µ 1.5% q/q 298 Sept26 June26 Sept25 Sept26 vs. Sept25 \\ Individuals 42.2 42.2 43.7 (1.5) p.p. Real Estate Financing 10.3 10.2 10.8 (0.5) p.p. Payroll-deductible Loans 9.5 9.6 9.8 (0.3) p.p. Credit Card 7.4 7.4 7.5 (0.1) p.p. Personal Loans 6.0 6.2 6.9 (0.9) p.p. Vehicle 4.4 4.2 3.9 0.5 p.p. Rural Loans 3.6 3.7 3.8 (0.2) p.p. Other 1.0 0.9 1.0 - \\ Companies 57.8 57.8 56.3 1.5 p.p. Large Corporates 34.1 34.3 33.0 1.1 p.p. MSME 23.7 23.5 23.3 0.4 p.p. 9 Funding Sources Total Funds Raised and Managed R$3.9 tn ¡µ 3.6% q/q ¡µ 13.4% y/y Funds Raised ¡µ 3.4% q/q ¡µ 12.6% y/y Funds and Managed Portfolios ¡µ 4.0% q/q ¡µ 14.5% y/y (1) It includes repo operations backed with own securities. Loans vs. Funding In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Central Bank of Brazil, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. (1) It considers: Demand Deposits, Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of Credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates). R$ Million Sept26 June26 Sept25 Sept26 vs. June26 Sept26 vs. Sept25 Demand Deposits 33,910 37,299 36,496 (9.1) (7.1) Savings Deposits 118,384 121,286 123,974 (2.4) (4.5) Time Deposits + Debentures (1) 633,187 618,728 532,385 2.3 18.9 Borrowings and Onlending 86,353 83,424 76,012 3.5 13.6 Funds from Issuance of Securities 374,025 356,453 316,272 4.9 18.3 Subordinated Debts 49,272 55,018 51,962 (10.4) (5.2) \\ Subtotal 1,295,131 1,272,208 1,137,101 1.8 13.9 Obligations for Repurchase Agreements 369,972 341,301 329,377 8.4 12.3 Working Capital (Own / Managed) 149,204 136,066 132,810 9.7 12.3 Foreign Exchange Portfolio 192 173 532 11.0 (63.9) Payment of Taxes and Other Contributions 5,478 6,014 6,120 (8.9) (10.5) Technical Provisions for Insurance, Pension Plans and Capitalization Bonds 478,934 467,328 435,244 2.5 10.0 \\ Funds raised 2,298,911 2,223,090 2,041,184 3.4 12.6 \\ Funds and Managed Portfolios 1,574,933 1,514,647 1,375,660 4.0 14.5 \\ Total Funds Raised and Managed 3,873,844 3,737,737 3,416,844 3.6 13.4 Variation % R$ Million Sept26 June26 Sept25 Sept26 vs. June26 Sept26 vs. Sept25 \\ Funding vs. Investments Demand Deposits + Sundry Floating 39,388 43,313 42,616 (9.1) (7.6) Savings Deposits 118,384 121,286 123,974 (2.4) (4.5) Time Deposits + Debentures 633,187 618,728 532,385 2.3 18.9 Funds from Financial Bills 351,922 335,458 301,935 4.9 16.6 \\ Customer Funds (1) 1,142,881 1,118,785 1,000,910 2.2 14.2 (-) Reserve Requirements (132,492) (122,796) (119,964) 7.9 10.4 (-) Available Funds (Brazil) (12,801) (12,560) (14,705) 1.9 (12.9) \\ Customer Funds Net of Reserve Requirements 997,588 983,429 866,241 1.4 15.2 Borrowings and Onlending 86,353 83,424 76,012 3.5 13.6 Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards) 115,999 119,663 114,170 (3.1) 1.6 \\ Total Funding (A) 1,199,940 1,186,516 1,056,423 1.1 13.6 \\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B) 1,011,231 1,004,367 915,108 0.7 10.5 \\ B / A 84.3% 84.6% 86.6% (0.3) p.p. (2.3) p.p. Variation % 10 Highlights Expanded Loan Portfolio R$1,150 bn ¡µ 11.1% y/y ¡µ 1.1% q/q Individuals R$484.9 bn ¡µ 7.4% y/y ¡µ 1.1% q/q Micro, Small and Medium-Sized Enterprises R$272.5 bn ¡µ 13.0% y/y ¡µ 1.8% q/q Large Corporates R$392.2 bn ¡µ 14.8% y/y ¡µ 0.7% q/q Vehicle ¡V Individuals ¡µ 26.8% y/y ¡µ 5.8% q/q Payroll-Deductible Loans ¡µ 7.7% y/y ¡µ 1.0% q/q Working Capital ¡µ 15.0% y/y ¡¾ 0.9% q/q Credit Card ¡µ 9.2% y/y ¡µ 0.4% q/q Private ¡µ 102.0% y/y ¡µ 13.3% q/q Public ¡µ 11.1% y/y ¡µ 1.7% q/q Social Security National Institute (INSS) ¡¾ 6.6% y/y ¡¾ 2.4% q/q Rural Loans (Individuals and Companies) ¡µ 19.0% y/y ¡µ 0.1% q/q High Income ¡µ 18.5% y/y ¡µ 3.0% q/q Mass-Market ¡µ 2.9% y/y ¡¾ 1.5% q/q Real Estate Financing ¡µ 8.0% y/y ¡µ 2.9% q/q Individuals Companies ¡µ 5.8% y/y ¡µ 15.2% y/y ¡µ 2.5% q/q ¡µ 3.9% q/q Expanded Loan Portfolio by Client Profile, Product and Currency R$ million Sept26 June26 Sept25 Quarter 12 months \\ Individuals 484,874 479,710 451,568 1.1 7.4 Real Estate Financing 118,519 115,579 111,993 2.5 5.8 Payroll-deductible Loans 109,685 108,588 101,850 1.0 7.7 Credit Card 84,752 84,417 77,645 0.4 9.2 Personal Loans 69,523 70,168 71,322 (0.9) (2.5) Vehicle 50,934 48,165 40,176 5.8 26.8 Rural Loans 41,529 42,484 39,067 (2.2) 6.3 Other 9,932 10,311 9,515 (3.7) 4.4 \\ Companies 664,673 656,930 582,670 1.2 14.1 Working Capital 179,328 180,922 155,977 (0.9) 15.0 Sureties and Guarantees 136,657 130,660 117,870 4.6 15.9 Securities 109,747 107,148 86,943 2.4 26.2 Rural Loans 57,777 56,693 44,390 1.9 30.2 Foreign Trade Finance 52,992 51,506 51,770 2.9 2.4 Real Estate Financing 37,862 36,449 32,869 3.9 15.2 CDC/Leasing 31,017 31,613 30,752 (1.9) 0.9 BNDES/Finame Onlendings 26,617 26,458 20,975 0.6 26.9 Other 32,676 35,482 41,124 (7.9) (20.5) \\ Expanded Loan Portfolio 1,149,547 1,136,640 1,034,238 1.1 11.1 Domestic Currency 1,030,722 1,023,028 930,193 0.8 10.8 Foreign Currency 118,825 113,612 104,045 4.6 14.2 Variation % 11 Loan Portfolio Real Estate Financing Profile of the Individuals Portfolio Origination 3Q26 R$943 Thousand Average Property Valuation R$579 Thousand Average Financing 61.4% Loan to Value 51.3% Loan to Value (Stock) Payroll-Deductible Loans Market Share (Reference date: Aug26) 13.8% Total 14.6% Social Security National Institute (INSS) In 12 months ƒà 1.7 p.p. Public ƒà 3.9 p.p. Private ƒá 5.6 p.p. INSS Vehicle Financing Credit Card ¡V Individuals +3.5 p.p. In the High-Income segment in 12 months 112.0 112.7 113.5 115.6 118.5 32.9 35.0 34.8 36.4 37.9 144.9 147.6 148.3 152.0 Sept25 Dec Mar26 June Sept Individuals Companies Portfolio R$ billion 5,320 6,199 3,632 3,172 3,918 2,932 3,226 4,812 2,774 2,178 8,546 9,131 6,692 7,984 5,810 3Q25 4Q 1Q26 2Q 3Q Borrower Builder Origination R$ million 9,267 10,445 7,166 6,063 7,065 11,543 8,047 7,660 14,812 6,974 18,492 20,810 14,725 20,875 14,140 3Q25 4Q 1Q26 2Q 3Q Borrower Builder Units Financed 7.3% 7.5% 8.1% 8.7% 9.2% 20.0% 19.0% 17.8% 16.7% 15.8% 72.7% 73.5% 74.2% 74.6% 75.0% 101.9 103.8 107.1 108.6 109.7 58.8% 59.4% 60.1% 60.7% 61.2% Sept25 Dec Mar26 June Sept Digital Channels Branches Correspondent Payroll-Deductible Loans / Personal Loans + Payroll-Deductible Loans Portfolio in R$ billion and breakdown by channel 43.4 46.6 48.5 51.3 40.5 32.9 33.9 31.0 31.9 30.5 81.4 85.2 74.4 78.5 71.0 Sept25 Dec Mar26 June Sept Individuals Companies Portfolio R$ billion 86.8 1.1 12.1 CDC Leasing Finame Distribution of Portfolio Sept26 -% ƒà 2.9% q/q ƒà 8.0% y/y ƒà 6.8% q/q ƒà 57.2% y/y ¡¾ 11.1% q/q ƒà 30.8% y/y ƒà 4.7% q/q ƒà 20.1% y/y Average term: 368 Months ƒà0.5 p.p. q/q ƒà 2.4 p.p. y/y ƒà 1.0% q/q ƒà 7.7% y/y ƒà 0.1 p.p. q/q 42.0% 40.8% 39.2% 37.7% 36.4% 4.9% 6.3% 7.4% 8.3% 4.4% 53.6% 54.3% 54.5% 54.9% 55.3% Sept25 Dec Mar26 June Sept Public Sector Private Sector Social Security National Institute (INSS) Distribution of the Portfolio by Sector ƒà 0.1 p.p. q/q 15.4% Public 7.2% Private 39.8% 41.1% 41.6% 42.2% 43.3% 60.2% 58.9% 58.4% 57.8% 56.7% 77.6 83.6 82.8 84.4 84.8 Sept25 Dec Mar26 June Sept High-Income Mass-Market Portfolio in R$ billion and Representativeness by Segment ƒà 0.1 p.p. q/q 156.4 12 Expenses with Expanded Loan Loss Provisions (1) It includes the result with BNDU and others. Expanded Loan Loss Provisions / Expanded Loan Portfolio The total cost of risk was 3.7% in 3Q26, reflecting the expansion of the loan portfolio and the increase in the provision expenses due to higher concentration of rural loan installment due dates and the higher delinquency of retail operations in individuals. We emphasize that the volume of provisions constituted follows at an appropriate level for the coverage of expected losses. Expanded Loan Loss Provision Mass-Market Wholesale Coverage Ratios and Provision R$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 Provision Expense with Expected Losses (11,492) (10,851) (9,365) (32,846) (26,681) 5.9 22.7 23.1 Income from Recovering Written Off Loans Net of Discounts Granted (1) 850 866 805 2,552 2,337 (1.8) 5.6 9.2 \\ Expenses with Expanded Loan Loss Provisions (10,642) (9,985) (8,560) (30,294) (24,344) 6.6 24.3 24.4 Variation % 10.0 10.6 9.7 8.6 8.8 3.5 3.5 3.7 3.3 3.2 3Q25 4Q 1Q26 2Q 3Q Expanded LLP Expanded LLP / Expanded Loan Portfolio (Annualized) % Expanded Loan Loss Provision R$ billion 10.2 9.6 8.5 8.8 8.1 3Q25 4Q 1Q26 2Q 3Q R$ billion 5.9% 6.3% 5.3% 5.3% 5.5% 0.4 0.4 0.8 0.3 0.5 3Q25 4Q 1Q26 2Q 3Q R$ billion Loan Loss Provisions / Portfolio (Annualized) 57,200 57,977 58,156 59,313 59,570 5.5 5.3 5.3 5.2 5.2 Sept25 Dec Mar26 June Sept Provision for Expanded Portfolio Provision for Expanded Portfolio / Expanded Loan Portfolio % R$ million 166.0 161.0 152.3 142.6 168.9 Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days 13 Loan Portfolio Indicators The NPL over 90 days reached 4.6% in the quarter, rising slightly from the previous quarter, mainly due to the working capital lines for MSME with guaranteed resources from the federal government and the rural portfolio, with greater impact on Individuals. The challenging macroeconomic environment continues impacting retail operations. Representativeness of the Loan Portfolio by Stage In 12 months, the risk profile of the loan portfolio improved, with the concentration of assets in Stages 1 and 2 growing 0.3 p.p. and reaching 92.6% of the total. Mix of the Secured and Unsecured Loan Portfolio ¡V % The secured loan portfolio reached 61.2%, growth of 1.7 p.p. in the last 12 months. This increase reflects our appetite for moderate risk and the priority of origination in lines with guarantee and good profitability adjusted to risk. Changes in Loan Portfolio by Stage Note: In 3Q26, coverage of Stage 3 movements was 83% (94% in 9M26). Excluding the effect of the government's emergency programs, coverage would have been above 100% in all periods. Calculation: Loan Loss Provision expense / Stage 3 movements before write-offs 87.8% 88.1% 88.0% 87.3% 87.0% 4.5% 4.6% 4.9% 5.5% 5.6% 7.7% 7.3% 7.1% 7.2% 7.4% Sept25 Dec Mar26 June Sept Stage 1 Stage 2 Stage 3 59.5 59.3 60.8 61.0 61.2 40.5 40.7 39.2 39.0 38.8 Sept25 Dec Mar26 June Sept Secured Unsecured R$ million Loan Portfolio June26 Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 Sept26 Stage 1 727,292 - (14,646) (2,965) - 3,466 443 17,211 - 730,802 Stage 2 46,044 (3,466) - (10,982) 14,646 - 812 (345) - 46,710 Stage 3 60,170 (443) (812) - 2,965 10,982 - 766 (11,121) 62,507 \\ Total 833,507 (3,909) (15,458) (13,947) 17,611 14,448 1,255 17,632 (11,121) 840,019 Originated / Settlement Write-off Movement between Stages Transfers Arising Delinquency Ratios Over 90 days ratio 4.6% ƒà 0.3 p.p. q/q ƒà0.5 p.p. y/y 92.6% In stage 1+2 92.3% In stage 1+2 4.6 4.3 4.1 4.1 4.2 5.8 5.4 5.4 5.5 5.4 4.9 4.4 4.0 3.7 3.8 0.4 0.3 0.2 0.2 0.3 Sept25 Dec Mar26 June Sept Total Individuals MSMEs Large Corporates Loan Portfolio Overdue more than 90 days -% 14 Loan Portfolio Indicators Restructured Portfolio The restructured portfolio was reduced by 10% in the last 12 months, with its representativeness in the loan portfolio falling from 3.7% to 3.0%. The delinquency of the restructured portfolio showed a significant improvement, with a drop of 8.4 p.p. in the annual comparison, while the coverage ratios remained at robust levels, around twice the balance of loans over 90 days past due. Additionally, problematic assets were reduced by R$2.8 billion (-12%) in the 12-month period. 22.6 20.2 19.1 19.8 19.8 6.4 6.1 5.9 5.6 5.7 26.6 25.2 25.7 25.4 28.3 3.3 3.1 3.1 3.0 3.7 Sept25 Dec Mar26 June Sept Cured Operations Problematic Asset (Stage 3) Restructured Portfolio / Loan Portfolio Evolution of the Restructured Portfolio R$ billion % ƒà 0.4% q/q ƒá 12.1% y/y ƒá 0.8% q/q ƒá 10.1% y/y 23.1 23.3 29.8 27.3 31.7 Sept25 Dec Mar26 June Sept Over 90 days / Restructured Portfolio % 52.0 50.0 49.1 54.4 52.5 Sept25 Dec Mar26 June Sept Restructured Provision / Restructured Portfolio % 15 Fee and Commission Income Card Income Card income reached the record of R$4.8 billion, with an increase of 7.5% in the quarter, representing 44% of total fee and commission income. Highlights ¡E Revenue growth with Cards in both periods, driven by the largest contribution of the High-Income segment, which increased 14% vs. 3Q25 and 16% vs. 9M25. ¡E High-income clients account for about 57% of the total revenue, with a growth of 13% vs. 3Q25. Traded Volume | Credit Cards Checking Account Holders Asset Management Market Share 16.1%(1) The Asset Management revenue totaled R$1,069 million in 3Q26, up 8.6% in the quarter and 6.6% in comparison to 3Q25. In 9M26, it amounted to R$3,004 million, an increase of 8.7% in the annual comparison. The performance reflects Bradesco Asset¡¦s ability to expand its product offering according to client needs and the opportunities generated in different economic scenarios, with management sustained by robust governance, a diversified portfolio and excellence in asset management. In 2026, when it celebrated its 25th anniversary, Bradesco Asset launched its new institutional website. The platform is more modern and intuitive and has pages dedicated to products, which reinforces the management¡¦s commitment to innovation, digital transformation and proximity to clients. Assets Under Management in Investment Funds and Managed Portfolios (1) (1) Source: ANBIMA ¡V Global Ranking of Third-Party Asset Management. R$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 Card Income 4,830 4,494 4,620 13,768 13,398 7.5 4.5 2.8 Checking Account 1,580 1,628 1,664 4,779 5,028 (2.9) (5.0) (5.0) Asset Management 1,069 984 1,003 3,004 2,764 8.6 6.6 8.7 Consortia 903 852 830 2,600 2,308 6.0 8.8 12.7 Loans Operations 584 593 749 1,814 2,021 (1.5) (22.0) (10.2) Custody and Brokerage Services 582 617 516 1,745 1,483 (5.7) 12.8 17.7 Capital Market / Financial Advisory Services 551 526 445 1,666 1,441 4.8 23.8 15.6 Collections and Payments 407 414 426 1,232 1,299 (1.7) (4.5) (5.2) Other 418 378 339 1,175 926 10.6 23.3 26.9 \\ Total 10,924 10,486 10,592 31,782 30,668 4.2 3.1 3.6 \\ Business Days 65 61 66 187 188 4 (1) (1) Variation % 99,514 101,234 95,199 102,291 94,849 3Q25 4Q 1Q26 2Q 3Q R$ million 38.2 38.2 37.9 37.7 37.9 Sept25 Dec Mar26 June Sept in million 1,575 1,515 1,489 1,409 1,376 Sept25 Dec Mar26 June Sept In billion ¡µ 1.7% q/q ¡µ 6.7% y/y 16 Fee and Commission Income Consortia Market Share (1) Total 16.2% | Auto 19.6% | Real Estate 10.5% | Trucks, Tractors and Agricultural Implements 16.2% Growth of 13% in revenues compared to 9M25, driven by increased sales in the auto and real estate segment. Highlights ¡E Revenues of R$36.0 billion, higher by R$2.9 billion or 9% vs. 9M25; ¡E Sales of R$1.9 billion for the Agribusiness segment, higher by 58% vs. 9M25; ¡E Real estate consortia with growth in revenue of 15% vs. 9M25; and ¡E In 2026, we opened 183 groups of autos, up 61% vs. 9M25. Custody Leader in the global custody market, according to the ANBIMA ranking, we stand out as a main provider of services for the financial and capital markets, with R$2.9 trillion under custody. We were elected, for the fourth consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the 11.9% increase in assets under custody in comparison to Sept25. In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, as well as calculation of NAV (Net Asset Value) and RTA (Register Transfer Agent) services for offshore funds. Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all operations. Capital Market / Financial Advisory Services The performance in 3Q26 reflects efforts to capture business opportunities across various capital markets segments and M&A operations. We advised on 126 operations, totaling around R$117.3 billion in volume of transactions. Below are the main highlights by segment in 3Q26: Fixed Income (DCM) Advisory and structuring of 114 transactions with a volume of R$100.6 billion. Equities (ECM) Advisory, structuring and distribution of 3 transactions with a volume of R$10.0 billion. Mergers and Acquisitions (M&A) Advisory for 9 transactions with a volume of R$6.7 billion. 2,912 2,807 2,862 2,695 2,601 Sept25 Dec Mar26 June Sept R$billion Assets under Custody (1) It considers the products in which Bradesco operates. Reference date: Aug26. 319 355 339 353 351 149 152 154 153 154 1,174 1,167 1,141 1,125 1,125 1,641 1,674 1,634 1,631 1,630 3Q25 4Q 1Q26 2Q 3Q Real Estate Trucks, Tractors and Agricultural Implements Auto Inthousands Number of Outstanding Consortium Quotas 17 Operating Expenses The allocation of funds remains focused on business support and the execution of our transformation plan, with investments aimed at technological evolution and strengthening operational and business capabilities. The discipline in cost management follows as a priority, with continuous footprint optimization and the capture of efficiency gains that contribute to increasing productivity, improving customer experience and generating value sustainably. (1) It contemplates Maintenance and Conservation of Assets and Rentals; and (2) It includes Water, Electricity and Gas, Travels, Materials, Security and Surveillance. Growth of operating expenses below IPCA inflation in 3Q26 (4.4% y/y) in all main lines. In personnel expenses, the evolution in the comparative periods reflects, mainly, the effects of the collective agreement in force from September 2026, which readjusted wages and benefits by 4.60%, in addition to higher expenses with layoffs. Cost management initiatives and footprint adjustments have helped mitigate impacts on structural expenses, and we continue to strengthen technology and business teams, increasing our efficiency and delivery capacity. In administrative expenses, the variations reflect the continuity of investments in technology, in line with the advance of our transformation plan and with the evolution of business needs. On the other hand, the efficiency gains resulting from the optimization of the footprint contributed to partially mitigate these effects, reinforcing our commitment to the discipline in cost management and building an increasingly efficient and scalable structure. The other operating expenses net of revenues fell in the quarter, reflecting lower net expenses/revenues generated by insurance operations. This reduction was partially offset by the growth of expenses with civil, labor and tax contingencies, as well as higher expenses with card commercialization, which grew in line with the expansion of commercial activity and business volume. Service Network 2,059 2,009 1,938 1,844 1,741 707 724 706 698 723 1,723 1,565 1,428 1,978 1,872 4,107 3,892 4,605 4,367 4,744 Sept25 Dec Mar26 June Sept Branches Business Units Service Centers ƒá 215 q/q ƒá 852 y/y Retail + Prime: 1,406 Companies & Business: 150 Corporate: 89 Platforms: 96 (1) We have 93 Principal offices. (1) R$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 \\ Personnel Expenses (7,284) (7,219) (7,126) (21,522) (20,683) 0.9 2.2 4.1 Payroll, Social Charges, Benefits and Training (5,918) (5,814) (5,874) (17,357) (17,171) 1.8 0.7 1.1 Management and Employee Profit Sharing (1,220) (1,282) (1,162) (3,762) (3,184) (4.8) 5.0 18.2 Terminations Costs (146) (123) (90) (403) (328) 18.7 62.2 22.9 \\ Total Administrative Expenses (5,855) (5,896) (5,778) (17,343) (16,682) (0.7) 1.3 4.0 Data Processing and Communication (1,415) (1,418) (1,214) (4,184) (3,377) (0.2) 16.6 23.9 Outsourced Services (1,300) (1,304) (1,404) (3,783) (3,907) (0.3) (7.4) (3.2) Depreciation and Amortization (1,214) (1,218) (1,250) (3,627) (3,692) (0.3) (2.9) (1.8) Facilities (1) (493) (480) (526) (1,428) (1,564) 2.7 (6.3) (8.7) Advertising and Marketing (431) (452) (398) (1,304) (1,143) (4.6) 8.3 14.1 Financial System Services (369) (376) (356) (1,118) (1,053) (1.9) 3.7 6.2 Transportation (140) (155) (153) (433) (491) (9.7) (8.5) (11.8) Other (2) (493) (493) (477) (1,466) (1,455) - 3.4 0.8 \\ Other Operating Expenses Net of Revenue (3,177) (3,321) (3,584) (10,064) (10,027) (4.3) (11.4) 0.4 Civil, Labor and Tax Contingencies (1,553) (1,221) (1,826) (4,116) (4,492) 27.2 (15.0) (8.4) Expenses with Marketing of Cards (1,117) (1,078) (1,022) (3,238) (2,921) 3.5 9.2 10.8 Claims (131) (230) (185) (641) (616) (43.2) (29.4) 4.0 Other (377) (792) (551) (2,071) (1,999) (52.4) (31.6) 3.6 \\ Total Operating Expenses (16,316) (16,436) (16,488) (48,930) (47,392) (0.7) (1.0) 3.2 Variation % 18 Bradesco Seguros Dynamics of the Insurance Business 9M26 Income from Insurance Premiums, Pension Contributions and Capitalization Bonds R$87.8 bn ¡¾ 1.2% (9M26/9M25) (Excluding VGBL ¡µ 4.9%) Net Income R$8.6 bn ¡µ 18.2% (9M26/9M25) ROAE 21.7% ¡µ 0.2 p.p. (9M26/9M25) The Grupo Bradesco Seguros posted a net income of R$8.6 billion in 9M26 (+18.2% vs. 9M25), with a ROAE of 21.7% (+0.2 p.p.) and of R$2.9 billion in 3Q26 (+14.1% vs. 3Q25), with a ROAE of 22.0%. Income from insurance premiums, pension contributions and capitalization bonds reached R$87.8 billion in 9M26 (+4.9% vs. 9M25, excluding VGBL). The income from Insurance, Pension Plans and Capitalization operations reached R$18.1 billion in 9M26 (+8.6% vs. 9M25), driven both by the evolution of the industrial result (+6.9%), with the expansion of the earned premiums (+7.1%), and by the growth of the financing income (+11.5%), which reinforces the resilience of the business and its consistent capacity to generate value. It is worth mentioning that the industrial result accounts for about 2/3 of the total registered in 3Q26 and 9M26. Technical Provisions reached R$478.9 billion (+10.0%), and Financial Assets totaled R$505.8 billion (+10.3%). From January to September 2026, the Insurance Group returned to society, as indemnities and benefits, R$48.9 billion (+10.4% vs. 9M25). Advances in technology and innovation, with the adoption of more agile solutions and processes and an emphasis on multichannels, generating improvements in both client and broker journeys, were relevant vectors in the achievement of the results of the quarter. In digital channels, whose new sales amounted to R$3.7 billion in 9M26 (+22.8% vs. 9M25), with about 4.5 million items marketed, highlights include the launch of the Insurance Room in the Empresas e Negocios App (Companies and Business) - new front for business generation and expansion of the distribution of products to the Corporate segment - as well as pre-formatted Life Insurance offers for the Digital Retail segment. Following the company¡¦s digital transformation strategy, Bradesco Vida e Previdencia (Life and Pension Plans) intensified the use of technology and automation in underwriting life insurance, with the aim of making risk assessment more agile, efficient and secure. The model increases operational capacity, simplifies purchasing for clients and brokers and preserves the rigor necessary for risk management and sustainable business growth. In private pension, the net balance between inflows and outflows of funds, excluding claims, was positive in the 3Q26, contributing to the balance of the portfolio from January to September. The collection of pension products with risk coverage increased by more than 60% in the Year-to-Date. It is also important to highlight the availability of AI tools to support brokers in conversations with clients, allowing greater customization of offers and productivity gains for these partners. In the Automotive segment, Bradesco Seguros updated the ¡§Auto Light¡¨, aiming to expand access to protection in a market in which about 70% of the fleet does not have insurance. With essential covers and more affordable price, the product can be up to 40% more economical than traditional insurance. Bradesco Capitalizacao (Capitalization) reinforced its innovation strategy, with the launch of products and promotional actions aimed at strengthening the offers and customer experience. Revenue from partnerships grew by 5% in 9M26 vs. 9M25, and sales through digital channels rose by 8% in the same comparison base. Highlight for the product ¡§Meu Primeiro Milhao Edicao Especial Bradesco¡¨ (¡§My First Million Special Edition Bradesco¡¨), which surpassed the one-million mark of securities sold, with about 150 thousand clients, since it was launched in March. In the framework of Bradsaude, Bradesco Saude (Health) expanded the Efetivo Plus plan to three new markets: Bahia, interior of Sao Paulo and Rio de Janeiro. The product is aimed at companies of different profiles, from three lives, combining quality care, wide coverage and competitive cost-benefit, as well as extending the network of hospitals, clinics, doctor¡¦s offices and laboratories in the regions served. The plan offers outpatient and hospital coverage with obstetrics, options with or without coparticipation and accommodation in the room or infirmary. The new launches are added to Sao Paulo (capital), Federal District, Rio Grande do Sul and Parana, totaling seven centers contemplated by the Efetivo Plus. Atlantica Hospitais announced, through the Atlantica D¡¦Or partnership, which maintains with the Rede D¡¦Or network, the construction of a new hospital in Jundiai, in the interior of Sao Paulo, and the incorporation of the Hospital Biocor, located in Nova Lima (MG). Both initiatives maintain the corporate partnership model adopted in the other hospital units of Atlantica D¡¦Or, with a 50.01% stake in the Rede D¡¦Or network, responsible for the hospital operation, and 49.99% of Atlantica Hospitais e Participacoes S.A., a company indirectly controlled by Bradsaude. With this, the Atlantica D¡¦Or partnership reaches 12 units - seven in operation and five in the expansion plan. 19 Bradesco Seguros Insurance Net Income Statement (1) The shareholders' equity of regulated companies (Insurance, Pension Plans and Capitalization Bonds) totaled R$25.5 billion in Sept26 and R$24.7 billion in June26. Note: In Aug26, the Adjusted Shareholders' Equity (ASE) of regulated companies was R$16.8 billion, while the Minimum Capital Required (MCR) totaled R$14.0 billion. In June26, the ASE of regulated companies was R$16.0 billion and the MCR was R$14.0 billion. Income from Insurance, Pension Plans and Capitalization Bonds | +8.6% vs. 9M25 Net Income and ROAE Insurance, Pension Plans and Capitalization operations registered a growth of +8.6%, driven by the combination of the evolution of the industrial result +6.9%, due to the expansion of 7.1% of the earned premium and the evolution of the financing income, which reached +11.5% in the period, which reinforces the resilience of the business and its consistent value-generating capacity. Performance 9M26 vs 9M25 Premiums Earned Claims Ratio Commission Ratio Financial Income Life and Pension Plans ƒà ƒà ƒà ƒà Health ƒà ƒà ƒà ƒà Capitalization Bonds ƒá - - ƒà Property & Casualty and Others ƒà ƒà ƒà ƒà The income from insurance premiums, pension contributions and capitalization bonds in the digital channels totaled R$4.4 billion accumulated until August 2026, an evolution of 20.0% compared to the same period of the previous year. R$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 \\ Income Statement Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income 19,874 19,691 19,081 58,217 54,334 0.9 4.2 7.1 Retained Claims (13,764) (13,276) (12,485) (39,142) (35,338) 3.7 10.2 10.8 Capitalization Bond Draws and Redemptions (1,281) (1,285) (1,725) (3,709) (4,892) (0.3) (25.7) (24.2) Commission Expenses (1,370) (1,390) (1,274) (4,085) (3,551) (1.4) 7.5 15.0 Financial Results 2,131 2,379 2,109 6,811 6,106 (10.4) 1.0 11.5 \\ Income from Insurance, Pension Plans and Capitalization Bonds 5,590 6,119 5,706 18,092 16,659 (8.6) (2.0) 8.6 Fee and Commission Income 591 543 552 1,667 1,520 8.8 7.1 9.7 Personnel Expenses (782) (787) (733) (2,268) (2,013) (0.6) 6.7 12.7 Other Administrative Expenses (566) (572) (548) (1,649) (1,589) (1.0) 3.3 3.8 Others (258) (653) (886) (2,022) (2,343) (60.5) (70.9) (13.7) \\ Operating Income 4,575 4,650 4,091 13,820 12,234 (1.6) 11.8 13.0 Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries (1,686) (1,706) (1,560) (5,226) (4,966) (1.2) 8.1 5.2 \\ Net Income 2,889 2,944 2,531 8,594 7,268 (1.9) 14.1 18.2 Life and Pension Plans 1,113 1,042 1,033 3,253 3,061 6.8 7.7 6.3 Health 982 1,069 883 3,271 2,625 (8.1) 11.2 24.6 Capitalization Bonds 113 170 198 444 578 (33.5) (42.9) (23.2) Property & Casualty and Others 681 663 417 1,625 1,004 2.7 63.3 61.9 \\ Selected Asset Data Total Assets 548,970 533,781 496,872 548,970 496,872 2.8 10.5 10.5 Securities 505,773 491,440 458,422 505,773 458,422 2.9 10.3 10.3 Technical Provisions 478,934 467,328 435,244 478,934 435,244 2.5 10.0 10.0 Shareholder's Equity (1) 53,775 50,801 44,491 53,775 44,491 5.9 20.9 20.9 Variation % 198 183 161 170 113 1,069 982 1,220 883 751 681 281 663 417 602 1,042 1,113 1,267 1,098 1,033 2,944 2,889 2,803 2,760 2,531 21.6 22.8 22.0 24.3 22.4 3Q25 4Q 1Q26 2Q 3Q Life and Pension Plans Property & Casualty and Others Health Capitalization Bonds ROAE - Quarterly R$ million % 20 Bradesco Seguros Income from Insurance Premiums, Pension Contributions and Capitalization Bonds and Insurance Operating Income Retained Claims Income from Insurance, Pension Plans and Capitalization Operations The income from Insurance, Pension Plans and Capitalization operations advanced 8.6% compared to the same period of the previous year, reflecting the good performance of the industrial result (+6.9%), due to the growth of the earned premium, particularly in Health, Life and Property & Casualty segments, combined with the strong growth of the financial result (+11.5%). 1,977 1,800 1,323 1,484 1,470 12,933 13,244 13,251 13,965 14,137 2,609 2,577 2,390 2,616 2,734 12,108 12,076 11,560 11,595 11,239 29,627 29,697 28,524 29,660 29,580 4.3 4.3 4.2 4.6 4.6 3Q25 4Q 1Q26 2Q 3Q Life/PA/VGBL/PGBL/Traditional Auto/P&C Health Capitalization Bonds Administrative Efficiency Ratio R$ million % 39,142 25,378 12,102 48,382 35,338 72.4 71.3 69.8 71.8 72.5 9M25 12M25 3M26 6M26 9M26 Retained Claims Claims R$ million % 4,083 3,740 3,459 3,597 3,369 2,131 2,301 2,379 2,109 2,280 5,590 6,384 6,119 5,706 5,649 3Q25 4Q 1Q26 2Q 3Q Financial Results Operating Income R$ million Revenue and Administrative Efficiency Ratio 21 Bradesco Seguros Technical Provisions and Insurance Activity Indicators Technical Provisions Technical provisions totaled R$478.9 billion in September 2026, with an increase of 10.0% in 12 months, with emphasis on higher provisions in the ¡§Life and Pension Plans¡¨ and ¡§Health¡¨ segments and of 2.5% in the quarter. Performance Ratios ¡V Combined Ratio / Claims Ratio / Commission Ratio (1) Excluding additional reserves. 467,328 478,934 445,994 455,163 435,244 404,685 413,868 425,754 436,779 394,637 22,855 23,320 23,186 23,455 24,106 10,147 10,267 10,375 10,371 10,152 7,605 7,722 7,734 7,748 7,897 Sept25 Dec Mar26 June Sept Total Reserves Pension Plans and Life / VGBL Health Capitalization Bonds Auto/P&C R$ million 92.5 91.2 94.0 90.6 89.5 95.9 94.5 90.1 94.2 97.8 63.1 56.1 54.5 51.0 50.5 85.2 86.7 82.2 84.4 85.1 3Q25 4Q 1Q26 2Q 3Q Combined Ratio Auto/P&C Health Life Total % 56.8 59.1 58.8 60.8 59.4 82.9 84.5 79.1 83.7 86.1 30.9 28.4 29.9 28.1 33.7 28.1 19.7 27.2 24.3 21.0 72.7 74.6 69.8 74.3 72.8 3Q25 4Q 1Q26 2Q 3Q Claims Ratio % 17.5 17.5 17.8 17.7 17.9 3.9 4.4 4.1 4.3 4.1 24.5 21.5 22.6 18.4 18.2 19.2 18.6 19.2 19.1 19.3 7.5 7.3 7.6 7.5 7.3 3Q25 4Q 1Q26 2Q 3Q Commission Ratio % (1) 22 Bradesco Seguros Additional Information Number of Contracts / Clients - Bradesco Vida e Previdencia Number of Policyholders of Bradesco Saude, Mediservice and Bradesco Saude Operadora de Planos Number of Auto/P&C Policyholders Number of Clients | Capitalization Bonds 24,349 24,480 24,440 24,164 24,130 3,222 3,193 3,205 3,193 3,191 27,571 27,673 27,645 27,357 27,321 Sept25 Dec Mar26 June Sept Pension Plans and VGBL Participants Insurance Contracts - Life, Personal Accidents, and Loss of Income In thousands 3,748 3,823 3,877 3,977 4,029 101 100 99 99 98 3,849 3,923 3,976 Sept25 Dec Mar26 June Sept Individual Health Plans Company Health Plans In thousands 4,076 4,127 1,565 1,676 1,675 1,673 1,684 1,728 1,757 1,747 1,724 1,687 3,293 3,433 3,422 3,397 3,371 Sept25 Dec Mar26 June Sept P&C Auto/Optional Third-Party Liability Inthousands 2,849 3,035 3,072 3,190 3,208 Sept25 Dec Mar26 June Sept In thousands 23 Basel Total Ratio 16.0% Tier I Ratio 13.7% Common Equity Ratio 12.1% * Excludes the remaining portion related to Bradsaude, which is currently under review by the regulators. 11.3 12.1 1.5 0.9 0.6 (0.3) (0.1) (0.2) 1.5 12.8 13.7 June26 Capital Increase Net Income Remuneration to the Shareholders Prudential Adjustments / Others Risk-Weighted Assets Sept26 Common Equity Additional Capital Changes in the Tier I Ratio in the Quarter Regulatory Limits % 8.00 % Common Equity 9.50 % Tier I Basel III Prudential Conglomerate In R$ Million Sept26 June26 Sept25 \\ Calculation Basis Regulatory Capital 194,300 185,665 169,228 Tier I 166,472 153,331 142,578 Common Equity 147,656 134,657 121,616 Shareholders' Equity 188,475 175,230 169,590 Non-Controlling/Other 2,128 1,891 2,245 Initial Adoption 4,966 (CMN Resolution 5,199/24) 1,495 1,495 2,242 Prudential Adjustments (44,442) (43,958) (52,461) Additional Capital 18,816 18,674 20,962 Tier II 27,828 32,334 26,650 \\ Risk-Weighted Assets (RWA) 1,216,972 1,193,429 1,067,379 Credit Risk 1,050,767 1,027,578 924,688 Market Risk 25,586 28,732 27,934 Operational Risk 140,619 137,119 114,757 \\ Total Ratio 16.0% 15.5% 15.9% Tier I Capital 13.7% 12.8% 13.4% Common Equity 12.1% 11.3% 11.4% Additional Capital 1.5% 1.5% 2.0% Tier II Capital 2.3% 2.7% 2.5% * 24 Guidance, Indicators & Economic Perspectives Annual Guidance Indicators Economic Perspectives Expanded Loan Portfolio 8.5% to 10.5% NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions) R$42 bn to R$48 bn Fee and Commission Income 3% to 5% Operating Expenses (Personnel + Administrative + Other) 6% to 8% Income from Insurance, Pension Plans and Capitalization Bonds 6% to 8% Percentage Variations and Figures for the Year 2026% 3Q26 2Q26 3Q25 9M26 9M25 Interbank Deposit Certificate (CDI) 3.43 3.21 3.70 10.39 10.36 Ibovespa 8.32 (8.24) 5.32 15.65 21.58 USD ¡V Commercial Rate 0.08 (0.82) (2.54) (5.84) (14.11) General Market Price Index (IGP-M) 0.17 3.07 0.01 3.45 (0.94) Extended Consumer Price Index (IPCA) 0.57 1.42 0.63 3.95 3.64 Business Days (#) 65 61 66 187 188 Calendar Days (#) 92 91 92 273 273 \\ Indicators (Closing Rate) USD ¡V Commercial Rate (R$) 5.1809 5.1766 5.3186 5.1809 5.3186 CDS 5 years (Points) 129 125 136 129 136 Selic - Base Interest Rate (% p.a.) 13.75 14.25 15.00 13.75 15.00 BM&F Fixed Rate (% p.a.) 13.54 14.11 14.34 13.54 14.34% 2026 2027 USD - Commercial Rate (year-end) - R$ 5.00 5.20 Extended Consumer Price Index (IPCA) 4.9 4.1 General Market Price Index (IGP-M) 5.3 4.2 Selic (year-end) 13.25 11.00 Gross Domestic Product (PIB) 1.7 1.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 23, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.